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Netgateway, Inc.
Long Beach, California


February 9, 2000


Gentlemen:

We have been furnished with a copy of Form 10-Q of Netgateway, Inc. for the three and six months ended December 31, 1999, and have read the Company's statements contained in Note 3 to the condensed consolidated financial statements included therein. As stated in Note 3, the Company changed its method of accounting for contracts from the completed-contract method to the percentage-of-completion method and states that the newly adopted accounting principle is preferable in the circumstances because revenue recognition under the percentage-of-completion method more accurately reflects the current earnings process under the Company's contracts. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any consolidated financial statements of Netgateway, Inc. as of any date or for any period subsequent to June 30, 1999, nor have we audited the information set forth in the aforementioned Note 3 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

Under Statement of Position 81-1, Accounting for Performance of
Construction-Type and Certain Production-Type Contracts, issued by the American Institute of Certified Public Accountants, the use of the percentage-of-completion method is preferable if reasonably dependable estimates of the extent of progress toward completion, contract revenues, and contract costs can be made.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG LLP